Exhibit 19.1

SILEXION THERAPEUTICS CORP
(FORMERLY KNOWN AS BIOMOTION SCIENCES)

INSIDER TRADING POLICY
AND GUIDELINES WITH RESPECT TO
CERTAIN TRANSACTIONS IN COMPANY SECURITIES

Effective as of: August 15, 2024

This Insider Trading Policy (the “Policy”) provides guidelines to all personnel, including directors, officers, employees and other related individuals of Silexion Therapeutics Corp, a Cayman exempted company (the “Company”) and its subsidiaries (collectively, the “Group”), with respect to transactions in Company Securities (as defined herein). The Company has adopted this Policy in order to ensure compliance with securities laws and to avoid even the appearance of improper conduct by anyone associated with the Group. However, the matters set forth in this Policy are merely guidelines and are not intended to replace your responsibility to understand and comply with the legal prohibition on insider trading. Appropriate judgment should be exercised in connection with all securities trading.  Failure to comply with these procedures could result in a serious violation of the securities laws by you and/or the Company and can result in both civil penalties and criminal fines and imprisonment. We have all worked hard to establish the Company’s reputation for integrity and ethical conduct, and we are all responsible for preserving and enhancing that reputation.  The appearance of insider trading can cause a substantial loss of confidence in the Company and its shares on the part of the public and the securities markets.  That could have an adverse impact on the Company and its shareholders.  Accordingly, avoiding the appearance of engaging in securities transactions on the basis of material undisclosed information can be as important as avoiding a transaction actually based on such information.  The Company has appointed its Chief Financial Officer (the “CFO”) as the Company’s Insider Trading Compliance Officer.

The Company is a publicly traded company whose securities are listed for trading on the Nasdaq Global Market (“Nasdaq”). As such, the Company is subject to (i) the securities laws of the United States, including the Securities Exchange Act of 1934, as amended, and regulations thereunder (the “Exchange Act”), and (ii) the rules of Nasdaq. References herein to applicable law refer to the foregoing and any other applicable sources of federal, state and foreign law. This Policy is intended to help ensure compliance with applicable law and does not derogate from such laws; to the extent of any conflict between this Policy and any such law, the latter shall govern.

This document states a policy of the Group and is not intended to be regarded as the rendering of legal or securities trading advice.

I.  Applicability of Policy

This Policy applies to all transactions in the Company’s securities, including ordinary shares, warrants, options and any other securities the Company may issue from time to time, such as preferred shares, notes, and convertible debentures, as well as to derivative securities relating to the Company’s shares, whether or not issued by the Company, such as exchange-traded options and debt securities, that provide the economic equivalent of ownership of any of the Company’s securities or an opportunity, direct or indirect, to profit from any change in the value of the Company’s securities (collectively defined herein for the purpose of this Policy only, as the “Company Securities”).  It applies to all officers of the Company, all members of the Company’s Board of Directors, and all employees of, and consultants and contractors to, the Group who receive or have access to Material Nonpublic Information (as defined below) regarding the Group (collectively, “Company Affiliated Persons”).  Company Affiliated Persons, members of their immediate families (which include spouse, any child, stepchild, grandchild, parent, stepparent, grandparent, sibling, mother or father-in-law, son or daughter-in-law, or brother or sister-in-law (as well as other adoptive relationships)), members of their households, other family members living with them or family members who do not share the same household but whose transactions in Company Securities are directed by any Company Affiliated Person or are subject to such Company Affiliated Person’s influence or control are sometimes referred to in this Policy as “Insiders”.  This Policy also applies to any trust or other estate in which an Insider has a substantial beneficial interest or as to which he or she serves as trustee or in a similar fiduciary capacity, and to any trust, corporation, partnership or other entity which the Insider controls, including venture capital partnerships.  This Policy also applies to any person who receives Material Nonpublic Information from any Insider and all persons who execute trades on any Insider’s behalf.

Any person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as the information is not publicly known.  Any employee can be an Insider from time to time, and would at those times be subject to this Policy.

The Policy imposes additional restrictions upon Insiders who have routine access to Material Nonpublic Information, referred to as “Access Insiders.”  Access Insiders are: (1) members of the board of directors, (2) the executive officers, (3) the controller and other members of the Company’s finance department, and (4) the investor relations department of the Company.  In addition, other employees of the Group who have routine access to Material Nonpublic Information as determined by the CFO, who were notified that these additional restrictions apply to them shall also be Access Insiders until otherwise determined by the CFO.

II.  General Policy

It is the policy of the Company to oppose the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of Material Nonpublic Information in securities trading.

In accordance with this Policy, no Insider may trade in any Company Securities if such Insider is in possession of Material Nonpublic Information about the Group, unless the trade has been effected in compliance with a pre-approved 10b5-1 Trading Plan (as discussed below) or pursuant to one of the other exceptions as described in this Policy. This prohibition applies even if such Insider receives preclearance and the transaction would occur during a Trading Window in accordance with the procedures set forth in this Policy.

III.  Specific Policies

1.          Trading on Material Nonpublic Information.  Subject to certain limited exceptions set forth in this Policy, no Insider shall engage in any transaction involving a purchase or sale of Company Securities, including any offer to purchase or offer to sell, during any period commencing with the time that he or she first receives Material Nonpublic Information concerning the Group, and ending at the close of trading after two Trading Days have passed following the public disclosure of that information, or at such time as such nonpublic information is no longer material. Please note, certain gift transactions are prohibited by, or subject to restrictions set forth in, this Policy, as described below. As used herein, the term “Trading Day” shall mean the period of 9:30 am (Eastern time) to 4:00 pm (Eastern time) on a day on which the Nasdaq Global Market is open for trading. To provide an example, if the Company publicly reports what was previously Material Nonpublic Information at 8:00 am (Eastern time) on Monday morning, then by 4:01 pm (Eastern time) on Tuesday afternoon, Insiders may once again engage in transactions in Company Securities (assuming there is no other undisclosed Material Nonpublic Information concerning the Group possessed by the Insider, and assuming the Insider is not then subject to any other restriction on trading under this Policy.

2.          Tipping.  No Insider shall disclose (sometimes called a “Tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in Company Securities. In addition, Insiders should take care before trading on the recommendation of others to ensure that the recommendation is not the result of an illegal “Tip.”

3.          Confidentiality of Nonpublic Information.  Nonpublic information relating to the Group is the property of the Company and the unauthorized disclosure of such information is forbidden.  In the event any officer, director or employee of the Group receives any inquiry from outside the Company, such as a stock analyst, for information (particularly financial results and/or projections) that may be Material Nonpublic Information, the inquiry should be referred to the CFO, and to the other appropriate Company officers, as provided for in the Code of Ethics and Business Conduct of the Company. The foregoing does not derogate from any other procedure or policy of the Group, or any contract to which an officer, director or employee of the Group may be a party, relating to treatment of non-public, proprietary or classified information.

IV.  Potential Criminal and Civil Liability and/or Disciplinary Action

1.          Liability for Insider Trading.  In the United States and many other countries, the personal consequences to an Insider of illegally trading securities while in possession, or on the basis of, Material Nonpublic Information can be quite severe.  In the United States there are substantial civil penalties and criminal sanctions which may be assessed for insider trading.  Civil penalties are a payment of a penalty of up to three times the illicit windfall.  In addition, Insiders may be subject to criminal fines of up to $5,000,000 and up to twenty years in prison for engaging in transactions in Company Securities at a time when they have knowledge of Material Nonpublic Information regarding the Group.

If you are located or engaged in dealings outside the U.S., be aware that laws regarding insider trading and similar offenses differ from country to country.  Employees must abide by the laws in the country where located.  However, you are required to comply with this Policy even if local law is less restrictive.  If a local law conflicts with this Policy, you must consult the CFO.

If securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight.  As a result, before engaging in any transaction an Insider should carefully consider how the transaction may be construed in the bright light of hindsight.  If you have any questions or uncertainties about this Policy or a proposed transaction, please ask the CFO.

2.          Liability for Tipping.  Insiders may also be liable for improper transactions by any person (commonly referred to as a “Tippee”) to whom they have disclosed Material Nonpublic Information or any person to whom the Tippee discloses such Material Nonpublic Information regarding the Group or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in Company Securities.  The civil penalties and criminal sanctions for tipping by an Insider are the same as the ones for an Insider conducting insider trading, even if the disclosing person did not profit from the trading.  The U.S. Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority (“FINRA”) and the stock exchanges use sophisticated electronic surveillance techniques to uncover insider trading.

3.          Possible Disciplinary Actions.  The seriousness of securities law violations is reflected in the penalties and criminal sanctions such violations carry.  These violations may also create negative publicity for the Company and a director’s resignation may be sought, or an officer or other employee will be subject to possible Company disciplinary action including ineligibility for future participation in the Company’s equity incentive plans or termination of employment with the Group.

The Company reserves the right to determine, in its own discretion and on the basis of the information available to it, whether this Policy has been violated. The Company may determine that specific conduct violates this Policy, whether or not the conduct also violates the law. It is not necessary for the Company to await the filing or conclusion of a civil or criminal action against the alleged violator before taking disciplinary action. Subject to applicable law, any Insider who violates this Policy or refuses or fails to cooperate fully with the Group in any investigation of a possible violation of this Policy, will be subject to disciplinary action, up to and including termination of employment with the Group for cause, whether or not the Insider’s failure to comply results in a violation of law.

V.  Individual Responsibility

Every Company Affiliated Person has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has recommended a trading window to that person or any other Insiders.  The guidelines set forth in this Policy are not intended to provide a conclusive solution for all circumstances, and appropriate judgment should be exercised in connection with any trade in Company Securities.

An Insider may, from time to time, have to forego a proposed transaction in Company Securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

If any person that is subject to this Policy violates this Policy or any laws governing insider trading, or knows of any such violation by any director, officer, employee or designated consultant or contractor of the Group, he or she must report the violation immediately to the CFO. However, if the conduct in question involves the CFO, or if the reporting person has reported such conduct to the CFO and does not believe that he or she has dealt with it properly, or if such person does not feel that he or she can discuss the matter with the CFO, he or she may raise the matter with the Chief Executive Officer (the “CEO”). The disclosure can be made on an anonymous basis pursuant to the procedures as detailed in the Company’s whistleblower policy.

VI.  Applicability of Policy to Inside Information Regarding Other Companies

This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Group’s customers, vendors or suppliers (“Business Partners”), when that information is obtained in the course of employment with, or other services performed on behalf of, the Group.  Civil penalties and criminal sanctions, and termination of employment, may result from trading on inside information regarding the Group’s Business Partners.  All employees should treat Material Nonpublic Information about the Group’s Business Partners with the same care required with respect to information related directly to the Group.

VII.  Dissemination of Company Information

The prohibition of the disclosure of Material Nonpublic Information applies to all contacts made within and outside the Company.  Care should be taken to prevent the disclosure of Material Nonpublic Information during all contact including phone calls and casual conversation.  If in doubt about whether information falls into the category of Material Nonpublic Information, then the information should not be disclosed.

Prior to disclosure to any third party, any officer, director or employee of the Group who is aware of any Material Nonpublic Information concerning the Group that has not been disclosed to the public should report the intention to disclose such information promptly to the CFO and obtain approval to do so, or otherwise act in accordance with the Company’s Disclosure Policy.

VIII.  Definition of Material Nonpublic Information

“Material Nonpublic Information” is information which is material, and that has not been disclosed or otherwise made available to the general public by the Company.

It is not possible to define all categories of material information.  Generally, information should be regarded as material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision regarding the purchase or sale of Company Securities and the information would be viewed by a reasonable investor as having significantly altered the “total mix” of information made available or the information, if made public, would likely affect the market price of Company Securities. Either positive or negative information may be material.  Information may be material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information.  Nonpublic information can be material even with respect to companies that do not have publicly traded stock, such as those with outstanding bonds or bank loans.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material.  If any Insider has questions as to the materiality of information, he or she should contact the CFO for clarification.  Examples of information which is usually deemed to be material include:

•	Financial results;

•	Projections of future earnings or losses;

•	News of a pending or proposed merger or acquisition;

•	New product or project announcements of a significant nature;

•	Expansion or curtailment of operations or the gain or loss of a substantial customer;

•	The initiation, suspension and results of the Group’s clinical trials and any other material information relating thereto;

•	Changes in control of the Company or major changes in senior management;

•	Significant new joint ventures, alliances, or strategic partnerships or material developments in existing arrangements;

•	Impending bankruptcy or financial liquidity problems;

•	Significant product defects or modifications;

•	Significant pricing changes;

•	Events regarding the Company’s securities (e.g. share splits, repurchases, or changes in dividend policy);

•	Changes in auditors or auditor notification that the Company may no longer rely on an audit report;

•	A significant purchase or sale of assets or disposition of a subsidiary or division;

•	New equity or debt offerings, significant borrowings, or other material financial transactions;

•	Significant litigation exposure due to actual or threatened litigation;

•	Significant actions by regulatory bodies;

•	Receipt, cancellation or deferral of significant purchase orders;

•	Significant actions by regulatory bodies;

•	Proposed payment of a dividend; and

•	Any of the above with respect to a subsidiary, or other affiliate of the Group.

By including the list above, the Company does not mean to imply that each of these items above is per se material. The information and events on this list still require determinations as to their materiality (although some determinations will be reached more easily than others). For example, some new products or contracts may clearly be material to a company; yet that does not mean that all product developments or contracts will be material. This demonstrates, in our view, why no “bright-line” standard or list of items can adequately address the range of situations that may arise. Furthermore, the Company cannot create an exclusive list of events and information that have a higher probability of being considered material.

The SEC has stated that there is no fixed quantitative threshold amount for determining materiality, and that even very small quantitative changes can be qualitatively material if they would result in a movement in the price of Company Securities.

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public.  It is important to note that information is not necessarily public merely because it has been discussed in the press, which will sometimes report rumors.  You should presume that information is nonpublic unless you can point to its official release by the Company in at least one of the following ways:

1.	Information contained in publicly available documents filed with securities regulatory authorities (e.g., filings with the SEC);

2.	Issuance of press releases via major newswire such as the Dow Jones Broad Tape or the Associated Press; or

3.	Meetings with members of the press and the public.

In all cases, responsibility for determining whether an individual is in possession of Material Nonpublic Information rests with that individual, and any action on the part of the Company or any other employee pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

IX.  Additional Circumstances Where No Exceptions Apply

There are almost no exceptions to the prohibition against insider trading.  For example, it does not matter that the transactions in question may have been planned before the Insider came into possession of the undisclosed material information, regardless of the economic loss that the person may believe he or she might suffer as a consequence of not trading.

As noted above, the definition of Insiders, to which this Policy applies, includes immediate family members of Company Affiliated Persons.  Although immediate family is narrowly defined, a Company Affiliated Person should be especially careful with respect to family members and to unrelated persons living in the same household.

Finally, there are no limits on the size of a transaction that will trigger insider trading liability; relatively small trades have in the past occasioned investigations and lawsuits.

X.  Trading Window

The period beginning two weeks before the end of the last month of each calendar quarter and ending once two Trading Days have passed following the public disclosure of the financial results for that quarter, is a particularly sensitive period of time for transactions in the Company’s shares from the perspective of compliance with applicable securities laws.  This sensitivity is due to the fact that directors, officers and certain other employees will, during that period, often possess Material Nonpublic Information about the expected financial results for the quarter.

Accordingly, to ensure compliance with this Policy and applicable securities laws, it is the Company’s policy that all Insiders refrain from conducting transactions involving the purchase or sale of Company Securities other than during the period (the “Trading Window”) commencing at the close of trading once two Trading Days have passed following the public disclosure of the financial results for a particular fiscal quarter or year, and continuing until the end of the day that is two weeks before the end of the last month of the next fiscal quarter.  As a courtesy to the persons subject to this Policy, the Company may provide advance notice before the Trading Window opens or closes.

From time to time, the Company may also notify directors, officers, selected employees and others that they are required to suspend trading because of developments known to the Company and not yet disclosed to the public.  In such event, such persons must not engage in any transaction involving the purchase or sale of Company Securities during such period and must not disclose to others the fact of such suspension of trading.

The purpose behind the self-imposed Trading Window period is to help establish a diligent effort to avoid any improper transaction.  It should be noted, however, that even during the quarterly Trading Window, any person possessing Material Nonpublic Information concerning the Group may not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of Material Nonpublic Information.  Although there is no fixed period for how long it takes the market to absorb information, out of prudence a person aware of Material Nonpublic Information should refrain from any trading activity until at least two full Trading Days have passed following its official release, whether or not the Company has recommended a suspension of trading to that person.

Insiders may be allowed to trade outside a Trading Window period only (a) pursuant to a pre-approved Rule 10b5-1 Trading Plan or the other exceptions described in this Policy or (b) in accordance with the procedure for a hardship exemption described herein.

NOTWITHSTANDING THESE TIMING GUIDELINES, IT IS ILLEGAL FOR ANY PERSON TO TRADE WHILE IN POSSESSION OF MATERIAL NONPUBLIC INFORMATION, INCLUDING SITUATIONS IN WHICH THE PERSON IS AWARE OF MAJOR DEVELOPMENTS THAT HAVE NOT YET BEEN PUBLICLY ANNOUNCED BY THE COMPANY.  TRADING IN COMPANY SECURITIES DURING THE TRADING WINDOW SHOULD NOT BE CONSIDERED A “SAFE HARBOR,” AND ALL DIRECTORS, OFFICERS AND OTHER INSIDERS SHOULD USE GOOD JUDGMENT AT ALL TIMES.

XI.  Inquiries

All Insiders should review this Policy carefully and contact the CFO if they have a concern that a contemplated transaction in Company Securities might not comply with this Policy.

XII.  Certain Exceptions

The prohibition on trading in Company Securities set forth in this Policy does not apply to:

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No Change in Beneficial Ownership. Transferring shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, to an inter vivos trust of which the Insider is the sole beneficiary during his or her lifetime).

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Gifts of Securities. Bona fide gifts of securities, unless the person making the gift has reason to believe that the recipient intends to sell the Company Securities while the Insider is aware of Material Nonpublic Information, or the person making the gift is an Access Insider, in which case preclearance in accordance herewith is required prior to effecting the gift. Gifts of securities may also include gifts to trusts for estate planning purposes, as well as donations to a charitable organization.  Whether a gift is truly “bona fide” will depend on various circumstances surrounding the gift.  The more unrelated the donee is to the donor, the more likely the gift would be considered “bona fide” and not a “transaction” subject to the restrictions set forth in this Policy. For example, gifts to charities, religious institutions and service organizations would likely not be “transactions”.  On the other hand, gifts to dependent children followed by a sale of the “gift” securities in close proximity to the time of the gift may imply some economic benefit to the donor and, therefore, make the gift non-bona fide. Accordingly, Insiders are encouraged to consult the CFO when contemplating a gift.

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Share Option Exercises. The exercise of share options pursuant to our equity incentive plans where no Company shares are sold in the market to fund the option exercise price or related taxes (i.e., a net exercise or where cash is paid to exercise the option) or to the exercise pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. The trading restrictions do apply, however, to subsequent sales of any such shares received upon the exercise of options in which the proceeds are used to fund the option exercise price (i.e., a cashless exercise of options) or related taxes. In addition, the Company reserves the right to limit or restrict share option exercises or tax withholdings not made pursuant to standing elections in appropriate circumstances.

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Trading Plans. Notwithstanding the prohibition against insider trading, Rule 10b5-1 (“Rule 10b5-1”) of the Exchange Act of 1934, as amended (the “Exchange Act”), provides an affirmative defense against insider trading under Rule 10b-5. A person subject to this Policy can rely on this defense and trade in Company Securities, regardless of their awareness of Material Nonpublic Information, if the transaction occurs pursuant to a pre-arranged written trading plan with another person instructing that other person to purchase or sell[1] Company Securities for the Insider’s account, provided that the pre-arranged written trading plan was entered into when the Insider was not in possession of Material Nonpublic Information and that complies with the other requirements of Rule 10b5-1 further described in Appendix A (such a compliant trading plan, a “10b5-1 Trading Plan”). For purposes of this exception, a 10b5-1 Trading Plan is a binding, written contract, instruction or plan between the Insider and his/her broker that:  (i) specifies the price, amount, and date of trades to be executed for the Company Affiliated Person’s account in the future; or (ii) provides a written formula or algorithm, or computer program, that the Insider’s broker will follow to determine the amount, price and timing of Company Securities to be purchased or sold; or (iii) did not permit the Insider to exercise any subsequent influence over how, when, or whether the purchases or sales are made, provided that any person who does exercise such influence must not be in possession of Material Nonpublic Information.

1 The SEC’s position is that (i) any bona fide gifts of the Company’s securities are also eligible for protection under Rule 10b5-1 and (ii) certain bona fide gifts of such securities may cause the donor to be subject to Rule 10b-5 liability if such donor was aware of Material Nonpublic Information about the security or the Company and knew (or was reckless in not knowing) that the donee would sell prior to disclosure of such Material Nonpublic Information.

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401(k) Plan. To the extent the Company offers its securities as an investment option in the Company’s 401(k) plan, the trading restrictions in this Policy do not apply to the purchase of stock through the Company’s 401(k) plan resulting from periodic contributions of money to the plan through regular payroll deduction elections; however, the trading restrictions do apply to elections made under the 401(k) plan to (a) increase or decrease the percentage of periodic contributions that will be allocated to the Company stock fund, (b) make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of a Company stock fund balance and (d) pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

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Employee Purchase Plan. To the extent the Company offers its securities as an investment option in an employee purchase plan, the trading restrictions in this Policy do not apply to the purchase of shares through the Company’s employee purchase plan resulting from periodic payroll contributions to the plan under an election made at the time of enrollment in the plan. The trading restrictions also do not apply to purchases of Company Securities resulting from lump sum contributions to the plan provided that the Company Affiliated Person elected to participate by lump sum payment at the beginning of the applicable enrollment period. However, the trading restrictions do apply to subsequent sales of any such shares purchased under the plan, an election to participate in the plan outside of an open enrollment period and changing instructions regarding the level of withholding contributions which are used to purchase shares made outside of an open enrollment period is subject to this Policy.

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Restricted Share Awards. The vesting of restricted shares, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares to satisfy tax withholding requirements upon the vesting of any restricted shares. The trading restrictions do apply, however, to any market sale of restricted shares.

•	Registered Public Offering. Sales of Company Securities by selling shareholders in a registered public offering in accordance with applicable securities laws.

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Other Similar Transactions. Any other purchase of Company Securities directly from the Company or sales of Company Securities directly to the Company may be exempted from the trading restrictions of this Policy with approval by the CFO (or, with respect to a transaction by the CFO, approval by the CEO).

XIII.  Additional Information for Directors, Officers and Certain Employees with Routine Access to Material Nonpublic information

This Policy imposes additional restrictions upon Access Insiders, because of their routine access to Material Nonpublic Information.

1.          Preclearance of Trades.  The Company has determined that all Access Insiders should refrain from trading in Company Securities, even during the Trading Window, without first complying with the Company’s “preclearance” process. Each Access Insider should contact the CFO prior to commencing any trade in Company Securities.  At the time of executing a trade in Company Securities, such individuals will be responsible for verifying that the Company has not imposed any restrictions on their ability to engage in trades. A request for preclearance should be submitted to the CFO at least two business days in advance of a proposed transaction using the Share Transaction Request form attached to this Policy. In addition to submission of a Share Transaction Request form, the Access Insider must certify to the CFO in writing prior to the proposed transaction that (i) the Access Insider is not in possession of Material Nonpublic Information concerning the Group and (ii) the proposed transactions will be conducted in compliance with the provisions of this Policy. The CFO is under no obligation to approve a transaction submitted for preclearance and may determine not to permit the transaction. Approval from the CFO does not protect the Access Insider from the consequences of prohibited insider trading. If an Access Insider who seeks preclearance is denied permission to engage in the transaction, then he or she should refrain from initiating any transaction in Company Securities, and should not inform any other person of the denial. Trades that receive pre-clearance that are not effected within a period determined by the CFO shall require an additional preclearance by the CFO, unless an exception is granted. With respect to transactions by the CFO, submission of forms and certifications shall be made to, and the transaction shall be approved by, CEO.

Before each transaction in Company Securities each officer and director should contact the CFO regarding compliance with Rule 144 of the U.S. Securities Act of 1933, as amended (“Rule 144”), which contains guidelines for the sale of privately issued shares and sales by affiliates of the Company, if such sales are not covered by an effective registration statement, to the extent applicable.

Access Insiders shall provide to the CFO any documentation reasonably requested by him or her in furtherance of the foregoing procedures.  Any failure to provide such requested information will be grounds for denial of approval by the CFO.

After receiving written clearance to engage in a trade signed by the CFO, an Insider must complete the proposed trade within five trading days or make a new trading request.

Any transactions in Company Securities by an Access Insider (including transactions effected pursuant to a 10b5-1 trading plan) must be reported to the CFO by completing the “Confirmation of Transaction” section of the Share Transaction Request form attached to this Policy on the same day in which such a transaction occurs.

Each report an Access Insider makes to the CFO should include the date of the transaction, quantity of shares, price and broker-dealer through which the transaction was effected and whether the transaction reportable thereunder was intended to satisfy the affirmative defense conditions under Rule 10b5-1.  This reporting requirement may be satisfied by sending (or having such Access Insider’s broker send) duplicate confirmations of trades to the CFO if such information is received by the CFO on or before the required date.  This requirement is in addition to any required notification that the Company receives from the broker who completes the trade set forth in this Policy, if applicable.

2.          Rule 144 and Section 16 Matters for Directors and Officers.  Directors and principal officers of the Company must also comply with Rule 144, or another applicable exemption from registration.  The practical effect of Rule 144 is that directors and officers who sell Company Securities may be required to comply with a number of requirements including holding period, volume limitation, manner of sale and SEC filing requirements.  The Company may provide separate memoranda and other appropriate materials to its directors and officers regarding compliance with Rule 144.  In addition, if the Company is not then considered a “foreign private issuer”, the directors and certain executive officers who trade with Company Securities have to report purchases and sales, and bona-fide gift transactions, of shares through the filing of Form 4 with the SEC within two business days of such transaction. Such directors and executive officers may elect to file a Form 4 on their own, or to request that the Company and its legal counsel handle that filing.

XIV.  Specific Requirements

1.          Speculative Trading.  No Insider may engage in transactions of a speculative nature at any time.  All Insiders are prohibited from short-selling Company Securities.  A short sale, for these purposes, means any transaction whereby one may benefit from a decline in the price of Company Securities.  This prohibition includes, but is not limited to, trading in Company Security-based put and call option contracts; transacting in swaps, straddles, hedging or monetization transactions with respect to Company Securities; pledging Company Securities as collateral for a loan (other than those Company Securities already pledged at the time of adoption of this Policy); purchasing Company Securities on margin or holding Company Securities in a margin account (borrowing money from a broker to fund the securities purchase); and the like.  In addition, no Insider shall engage in a transaction with respect to Company Securities if he or she owns the security, but does not deliver it against such sale (a “short sale against the box”) within twenty days thereafter, or does not within five days after such sale deposit it in the mails or other usual channels of transportation.  The above does not derogate from Insiders’ right to hold and exercise options or other derivative securities granted under the Company’s employee share option or equity incentive plans as long as such exercise is not prohibited by this Policy.

2.          Post-Termination Transactions.  If an Insider is aware of Material Nonpublic Information at the time such Insider’s association with the Group is terminated, whether by the Insider or the Group, the Insider may not trade in Company Securities until such information is no longer material or until two Trading Days have been completed after such information has become public.  In addition, if the Company is not in a Trading Window at the time such association with the Group is terminated, the Insider may not trade in Company Securities until two Trading Days have passed after the next announcement of quarterly earnings or of the Material Nonpublic Information.

3.          Ad hoc Restrictions.  The CFO has the authority to impose restrictions on trading in Company Securities by appropriate individuals at any time.  In such event, the CFO will notify the affected individuals, either personally, by email or by voicemail, to inform them of the restrictions.

4.          Hardship Exemptions.  Insiders may request a hardship exemption for transactions in periods outside the Trading Window if they are not in possession of Material Nonpublic Information and are not otherwise prohibited from trading pursuant to this Policy. Hardship exemptions are granted infrequently and only in exceptional circumstances. Any request for a hardship exemption should be made to the CFO, and the CFO may authorize such transactions due to hardship only after:

•
the person wishing to trade has notified the CFO in writing (which writing may be in the form of electronic mail) of the circumstances of the hardship and the amount and nature of the proposed trade(s); and

•	the person trading has provided the CFO with the Share Transaction Request form, certifications and information requested herein.

The existence of the foregoing approval procedures does not in any way obligate the CFO to approve any trades requested by Insiders as hardship applicants.  The CFO, or his or her designees, may reject any trading requests at his/her sole discretion.

5.          Open Orders.  Any Insider who has placed a limit order or open instruction to buy or sell Company Securities shall bear responsibility for canceling such instructions immediately upon becoming in possession of Material Nonpublic Information.

6.          Margin Accounts and Pledges. Because a margin sale or foreclosure sale may occur at a time when a pledger is aware of Material Nonpublic Information or otherwise is not permitted to trade in Company Securities, Insiders may not hold Company Securities in a margin account or otherwise pledge Company Securities as collateral for a loan.

XV.  Disclosure of this Policy

The Company shall file this Policy as an exhibit to its Annual Report on Form 10-K or 20-F (as applicable) for the 2024 fiscal year and shall file as an exhibit any amendments of, or successors to, this Policy in its Annual Reports on Form 10-K or 20-F (as applicable) in accordance with the applicable rules and regulations of the SEC.

XVI.  Acknowledgement

This Policy will be delivered to all current Insiders and to all new Company Affiliated Persons at the start of their employment or relationship with the Group.  Upon first receiving a copy of this Policy, each Company Affiliated Person must acknowledge that he or she has received a copy and agrees to comply with the terms of this Policy.  Such Company Affiliated Person shall return the acknowledgment attached hereto within ten (10) days of receipt to the CFO.

This acknowledgment will constitute consent for the Company to impose sanctions for violation of this Policy, and to issue any necessary stop-transfer orders to the Company’s transfer agent to ensure compliance.

Company Affiliated Persons will be required upon the Company’s request to re-acknowledge and agree to comply with this Policy (including any amendments or modifications).  For such purpose, a Company Affiliated Person will be deemed to have acknowledged and agreed to comply with this Policy when copies of such items have been delivered to the Company Affiliated Person by regular or electronic mail (or other delivery option used by the Company) by the CFO or his or her designee, unless the Company Affiliated Person objects in a written statement received by the CFO within two (2) business days of such delivery.

Failure to observe this Policy could lead to significant legal problems, and could have other serious consequences, including termination of employment.  Questions regarding this Policy are encouraged and may be directed to the CFO.

ACKNOWLEDGEMENT

I hereby acknowledge that I have read, that I understand, and that I agree to comply with, the Insider Trading Policy and Guidelines with Respect to Certain Transactions in Company Securities (the “Policy”) of Silexion Therapeutics Corp (the “Company”).  I further acknowledge and agree that I am responsible for ensuring compliance with the Policy by certain other Insiders (as defined in the Policy).

I also understand and agree that I will be subject to sanctions, including termination of employment or engagement (as applicable), that may be imposed by the Company, in its sole discretion, for violation of the Policy, and that the Company may give stop-transfer and other instructions to the Company’s transfer agent against the transfer of any Company Securities (as defined in the Policy) in a transaction that the Company considers to be in contravention of the Policy.

Date:

Signature

Name

Title

SHARE TRANSACTION REQUEST

Pursuant to Silexion Therapeutics Corp’s (the “Company”) Insider Trading Policy and Guidelines with Respect to Certain Transactions in Company Securities (the “Policy”), I hereby notify the Company of my intent to trade Company Securities as indicated below:

REQUESTER INFORMATION Insider’s Name: _________________________________________

INTENT TO PURCHASE Number of shares: __________________________ Intended trade date: __________________________
Means of acquiring shares:	☐	Acquisition through employee benefit plan (please specify): _____________________________
	☐	Purchase through a broker on the open market
	☐	Other (e.g., Rule 10b5-1 Plan) (please specify):_______________________________________

INTENT TO SELL Number of shares: __________________________ Intended trade date: __________________________
Means of selling shares:	☐	Sale through employee benefit plan (please specify): _____________________________
	☐	Sale through a broker on the open market
	☐	Other (e.g., Rule 10b5-1 Plan) (please specify):_______________________________________

CERTIFICATION
I hereby certify that (1) I am not in possession of any Material Nonpublic Information concerning the Group, as defined in the Company’s Policy, and (2) I am not purchasing or selling any Company Securities in contravention of the Policy.  I understand that, if I trade while possessing such information or in violation of such trading restrictions, I may be subject to severe civil and/or criminal penalties, and may be subject to discipline by the Group including termination.

Insider’s Signature	Date

AUTHORIZED APPROVAL
Signature of CFO (or designee)	Date

CONFIRMATION OF TRANSACTION I hereby confirm that the transaction(s) requested above was (were) executed as follows:
☐	Purchase of shares: *Number of shares:	_______	Price per share:	_______	Date and approximate time of purchase:	_______
☐	Sale of shares: *Number of shares:	_______	Price per share:	_______	Date and approximate time of sale:	_______
☐	Rule 10b5-1 Plan transaction:

	Insider’s Signature				Date

Signature	Date

*NOTE: Multiple lots must be listed on separate forms or broken out herein.

APPENDIX A
10b5-1 Trading Plan Parameters

Conditions for Entry Into 10b5-1 Trading Plans. Any 10b5-1 Trading Plan must be entered into (i) in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 and (ii) at a time when a person is not in possession of Material Nonpublic Information about the Group or the securities subject to such plan. With respect to any member of the Company’s Board of Directors and any of the Company’s executive officers2, the 10b5-1 Trading Plan must also include a representation by such officer or director certifying to such conditions in the preceding sentence. In addition to the condition that a 10b5-1 Trading Plan be entered into in good faith, Rule 10b5-1 requires the applicable person continue to act in good faith with respect to the 10b5-1 Trading Plan during its duration.

Company Affiliated Persons cannot enter into these plans outside of a Trading Window. In addition, a 10b5-1 Trading Plan must not permit you to exercise any subsequent influence over how, when, or whether the purchases or sales are made. Entering into or altering a corresponding or hedging transaction or position with respect to the securities under a 10b5-1 Trading Plan is likewise prohibited.

As noted above, you have an affirmative defense against any claim by the SEC against you for insider trading if your trade was made under a 10b5-1 Trading Plan that you entered into when you were not aware of Material Nonpublic Information. The rules regarding 10b5-1 Trading Plans are complex and you must fully comply with them. You should consult with your legal advisor before proceeding.

Preclearance of New 10b5-1 Trading Plans. Each Access Insider must preclear with the CFO his or her proposed 10b5-1 Trading Plan at least five trading days prior to the entry into such plan. The Company reserves the right to withhold preclearance of any 10b5-1 Trading Plan that the Company determines is not consistent with the rules regarding such plans. Notwithstanding any preclearance of a 10b5-1 Trading Plan, the Company assumes no liability for the consequences of any transaction made pursuant to such plan.

Transactions effected pursuant to a precleared 10b5-1 Trading Plan will not require further preclearance at the time of the transaction if the plan specifies the dates, prices and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts.

The Company shall have the right, at all times, to suspend purchases or sales under a 10b5-1 Trading Plan, for instance, in the event that the Company needs to comply with requirements by underwriters for “lock-up” agreements in connection with an underwritten public offering of the Company’s securities.

Modification or Termination of 10b5-1 Trading Plans. Any modification of a 10b5-1 Trading Plan must occur before you become aware of any Material Nonpublic Information and must comply with the requirements of the rules regarding 10b5-1 Trading Plans, including, if applicable, a new cooling off period described below. If you are subject to Trading Window restrictions, any modification of a pre-approved 10b5-1 Trading Plan must take place during a Trading Window. In addition, any modification, suspension, expansion or termination of a pre-approved 10b5-1 Trading Plan by an Insider requires preclearance by the CFO.

You should understand that frequent modifications or terminations of a 10b5-1 Trading Plan, even if the applicable cooling-off periods are observed, may call into question the conditions that you entered into the 10b5-1 Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1. Frequent modifications or terminations therefore may jeopardize the availability of the Rule 10b5-1 affirmative defense against insider trading allegations.

2 For purposes of 10b5-1 Trading Plans, “executive officers” are the Company’s president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Officers of the Company’s subsidiaries shall be deemed officers of the Company if they perform such policy-making functions for the Company.

Cooling-off Periods for Trades under 10b5-1 Trading Plans. No trades may occur under a 10b5-1 Trading Plan until the expiration of the applicable cooling-off period described below. The applicable cooling-off period varies based on the status of the person.

•
Directors and executive officers: the cooling-off period ends on the later of (x) ninety (90) days after adoption of the 10b5-1 Trading Plan; or (y) two (2) business days following disclosure of the Company’s financial results in an Annual Report on Form 10-K or 20-F or Quarterly Report on Form 10-Q or Report of Foreign Private Issuer on Form 6-K that discloses the Company’s quarterly financial results, but in no event later than one hundred twenty (120) days after adoption of the plan.

•	All persons other than directors and executive officers: the cooling-off period ends thirty (30) days after adoption of the 10b5-1 Trading Plan.

A new cooling-off period is required following the entry into a new 10b5-1 Trading Plan and any of the following modifications to an existing 10b5-1 Trading Plan will be considered termination of such existing plan and the entry into a new 10b5-1 Trading Plan, necessitating a new cooling off period: any modification or change to the amount, price, or timing of the purchase or sale of the securities (which includes a modification or change to a written formula or algorithm, or computer program that affects the amount, price, or timing of the purchase or sale of the securities) underlying a 10b5-1 Trading Plan as well as any modification, such as the substitution or removal of a broker that is executing trades pursuant to a 10b5–1 trading plan, that changes the price or date on which purchases or sales are to be executed.

Prohibition on Multiple Outstanding 10b5-1 Trading Plans. A person entering into a 10b5-1 Trading Plan must have no outstanding 10b5-1 Trading Plans for purchases or sales of the Company’s securities on the open market (and shall not subsequently enter into any additional such plan), subject to the following exceptions:

•
Series of contracts treated as a single plan: A series of separate contracts with different broker-dealers or other agents acting on behalf of such person to execute trades thereunder may be treated as a single plan so long as the contracts when taken together meet the conditions under Rule 10b5-1; provided that any modification of any individual contract in such a series will be treated as a modification of each other contract in that series and a modification of the 10b5-1 Trading Plan, which modification may be considered a termination of the existing 10b5-1 Trading Plan, necessitating a new cooling off period as described above, provided that, the substitution of a broker-dealer or other agent acting on behalf of such person for another broker-dealer that is executing trades under such a 10b5-1 Trading Plan shall not be considered a modification as long as the purchase or sales instructions applicable to the substitute and substituted broker are identical with respect to the prices of the Company’s securities to be purchased or sold, dates of the purchases or sales to be executed, and amounts of securities to be purchased or sold.

•
Overlapping plans: There may be multiple concurrent 10b5-1 Trading Plans if trading under such plans does not overlap such that trading under a later commencing plan may not be authorized until all trades under the earlier commencing 10b5-1 Trading Plan are completed or expired without execution, provided that, the trades under the later commencing plan must comply with the applicable cooling-off period described above, treating the termination date of the earlier-commencing plan as the date of adoption of the later-commencing plan from which the cooling-off period commences. Any trades under a later-commencing plan that occur during the applicable cooling-off period negate the ability of such later-commencing plan to rely on the Rule 10b5-1 affirmative defense.

•
“Sell-to-cover” tax withholding plans: A separate contract, instruction or plan for purposes of “sell-to-cover” transactions will not be considered an outstanding 10b5-1 Trading Plan if such separate contract, instruction or plan authorizes such person’s broker or other agent to sell only such of the Company’s securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of compensatory awards (e.g., restricted share units) and such person does not otherwise exercise control over the timing of such sales. The foregoing “sell-to-cover” transaction exemption does not apply to sales incident to the exercise of option awards. A subject person may, however, enter into a valid 10b5-1 Trading Plan that provides instructions for, in addition to other trades, sell-to-cover transactions to satisfy tax withholding obligations arising from the exercise of option awards[3]

“Single Trade” 10b5-1 Trading Plans. A 10b5-1 Trading Plan designed to effect the open-market purchase or sale of the total amount of the Company’s securities subject to that plan as a single transaction cannot be entered into if the applicable person adopted a contract, instruction or plan similarly designed to effect an open market purchase or sale in a single transaction in the prior 12 month period and such contract, instruction or plan would otherwise qualify for the affirmative defense under Rule 10b5-1. The prohibition on more than one “single trade” 10b5-1 Trading Plan within a 12 month period does not prohibit sell-to-cover transactions described in the immediately preceding bullet.

3 As long as a 10b5-1 Trading Plan satisfies the Rule 10b5-1’s conditions, a plan may provide for both sell-to-cover transactions and other planned trades.